August 12, 2013

VIA EDGAR TRANSMISSION

John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	CARBO Ceramics Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 25, 2013

Definitive Proxy Statement on Schedule 14A

Filed April 4, 2013

File No. 1-15903

Dear Mr. Cash:

By letter dated July 30, 2013, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the above-referenced filings of CARBO Ceramics Inc. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business, page 1

Raw Materials, page 6

1. We note that you have entered into various long term fixed price supply agreements that contain minimum purchase requirements (for example, 50% of specified facilities’ annual requirements). To the extent that any of these contracts are material, please file them as exhibits to your next Exchange Act report. See Item 601(b)(10)(ii)(B) of Regulation S-K.

As described on page 6 of the Company’s Form 10-K, ceramic proppant is made from alumina-bearing ores that are readily available on the world market. The Company purchases some of its raw materials on a spot basis and others pursuant to supply contracts. The Company believes these raw materials are readily available and suppliers can be readily substituted. With regard to its supply agreements, the Company advises the Staff that each of such agreements is negotiated for a specific manufacturing facility and of a type that ordinarily accompanies the business the Company conducts. Pursuant to Item 601(b)(10)(ii) of Regulation S-K, the Company is required to file such agreements only if they fall into the categories set forth in Item 601(b)(10)(ii) and are not

Mr. John Cash

Securities and Exchange Commission

August 12, 2013

immaterial in amount or significance. Because the Company’s raw materials are readily available on the world market and suppliers can be substituted readily, the Company is not substantially dependent on any single unfiled supply agreement within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K. To the extent these supply agreements or any similar agreements should fall under Item 601(b)(10)(ii)(B) of Regulation S-K in the future, the Company will file them as exhibits to its applicable Exchange Act reports.

Raw Materials, page 6

Note 1. Significant Accounting Policies – Property, Plant and Equipment, page F-10

2. We note your disclosure that some of your properties contain reserves of sand and kaolin. In future filing please disclose your proven and/or probable reserves of these materials located in Alabama, Georgia, Wisconsin, and/or elsewhere.

In its next Form 10-K filing, the Company will include within the Raw Materials section of Item 1 disclosure concerning the estimated amount of recoverable kaolin reserves that it owns. As noted in response to Comment 3 below, the Company respectfully submits that it is not engaged in significant mining operations, and that the requested disclosure is not required as part of a discussion of significant accounting policies on page F-10.

3. In future filings, please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.

•	Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

•	A description of any work completed on the property, use of contractors, and its present working condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	A general description of equipment, infrastructure, and other facilities.

•	The current state of exploration of the property.

•	The source of power and water that can be utilized at the property.

•	If applicable, provide a clear statement that the property is without known

Mr. John Cash

Securities and Exchange Commission

August 12, 2013

reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

The Company has reviewed Industry Guide 7 and hereby advises the Staff that the Company does not believe it engages in significant mining operations.

As described on pages 16 and F-10 of the Company’s Form 10-K, the Company owns land and mineral rights in order to provide stability and security in the future supply of raw materials for its manufacturing operations. These mineral reserves, as well as procured raw materials, are used to supply the Company’s plants. As noted in the Company’s Balance Sheet on page F-4 of the Form 10-K, the value of the land use and mineral rights held by the Company, totaling $9.6 million, constitutes an insignificant amount of the Company’s total assets (less than 2%). Qualitatively, these proven reserves are stated at cost and there is little subjectivity associated with the ultimate realization of these assets. Moreover, the Company does not mine these properties. Instead, the Company hires a third party to mine the properties (or alternatively, the third party’s properties) as needed to deliver the quality and quantity of raw materials requested to the Company’s manufacturing facilities. This third party retains control of day-to-day mining decisions, and mines the properties using its own personnel and equipment. In addition, the third party provides the Company with a product warranty for the raw materials that it delivers. For further information concerning this type of relationship, please see Exhibits 10.1 and 10.2 to the Form 10-K.

Finally, while the Company does file Exhibit 95 (Mine Safety Disclosure) with its 10-K and 10-Q filings for its facilities in Alabama, Georgia and Wisconsin, no mining operations occur at these facilities. Instead, the Mine Safety and Health Administration (“MSHA”) has chosen to regulate these facilities because they process mined minerals in the course of manufacturing proppant. To date, the Company has chosen not to contest the ability of MSHA to regulate them.

Accordingly, the Company respectfully submits to the Staff that Industry Guide 7 is presently inapplicable to its filings with the Commission.

Item 1A. Risk Factors, page 10

We operate in an increasingly competitive market, page 11

4. We note the discussion in your Management’s Discussion and Analysis and in your earnings call for the fourth quarter of 2012 and first quarter of 2013 regarding the effect of competitive conditions on operating results, including pricing pressure from the importation of Chinese manufactured proppant. In future filings, please revise this risk factor to provide specific examples of how competitive conditions have impacted your business, including discussing any specific material impact on operating results.

Mr. John Cash

Securities and Exchange Commission

August 12, 2013

In its next Form 10-K filing, the Company will include specific examples of how these competitive conditions have impacted its business, and will discuss any specific material impacts on operating results when appropriate in accordance with Item 503 of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Summary Compensation Table, page 17

5. We note that you have reported the amount paid pursuant to the annual incentive arrangement under the “Bonus” column as opposed to the “Non-Equity Inventive Plan Compensation” column. Given that the amount of the bonus paid depends on target percentages of EBIT and is subject to a maximum payout, please advise us why you believe that this amount is properly reported in the “Bonus” column. See Question 119.02 of the Compliance and Disclosure Interpretations for Regulation S-K.

In future filings, the Company will include these amounts in the Summary Compensation Table under the column titled “Non-Equity Incentive Plan Compensation”.

* * *

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned at (281) 921-6400.

Sincerely,

/s/ Ernesto Bautista, III
Ernesto Bautista, III
Chief Financial Officer

cc:	Dale Welcome

Anne McConnell

George K. Schuler

Edward M. Kelly

Erin K. Jaskot

Securities and Exchange Commission

James Small

Cleary Gottlieb Steen & Hamilton LLP